

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2014

Via U.S. Mail
Yih Jong Shy
Chief Executive Officer
NowNews Digital Media Technology Co. Ltd.
4F, No. 550, Riuguang Road, Neihu District
Taipei City 114, Taiwan

> **Re:** **NowNews Digital Media Technology Co. Ltd.**
> **Form 8-K**
> **Filed November 14, 2014**
> **File No. 333-171637**

Dear Mr. Shy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to your use of the defined term "NOWnews." On page 3 define "NOWnews" as the combined business of NowNews Digital Media Technology Co. Ltd., its wholly owned Anguilla subsidiaries, Worldwide Media Investments Corp. and Sky Media Investments Co., Ltd., and its majority owned Taiwan subsidiary, NOWnews Network Co., Ltd. In the "Overview" section on page 22, your reference to NOWnews appears to the operating company, NOWnews Network Co., Ltd. Please revise to make consistent references to your various entities throughout the filing.

Description of Business

Principal Services, News Content Licensing, page 5

2. We note that you suspended your "E-commerce" line of business in April, 2014 due to continuous losses. We also note that under your "Competitive Strengths" heading on page 9, bullet point five, you have "ventured into the e-commerce business" and are "in a very favorable position for [an] online shopping business." Please clarify or revise.

Regulation, Foreign Exchange, page 7

3. We note your description of the power of the State Council of the Republic of China to "close the foreign exchange market, suspend or restrict all or partial foreign exchange payment" as well as the requirement that transactions that reach a $16,653 threshold must be reported to the Central Bank of the Republic of China. Please add a risk factor detailing how these capital control measures could prevent investors from removing their investments from Taiwan.

Market Opportunities, page 8

4. We note your description of Taiwan as having an "excellent telecommunications infrastructure." We also note your risk factor on page 19 stating that the "telecommunications infrastructure in China and Taiwan are not well developed." Please clarify or revise.

Emerging Growth Company Status, page 13

5. Please provide a more detailed discussion of your legal conclusion that NowNews Digital Media Co. Ltd. is an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act of 2012. We note that you filed a registration statement on Form S-1 under the Securities Act of 1933 that became effective on April 4, 2011.

Risk Factors

Risks Related to our Stock and Becoming a Public Company, page 21

6. We note your risk factor stating "[o]ur largest stockholder may take actions that conflict with our public stockholders' best interests." Please further expand this risk factor to reference that you are a controlled company, including the control group's holdings.

Management's Discussion and Analysis of Financial Position and Results of Operations

Results of Operations for the six months ended June 30, 2014 and 2013

Net Revenue, page 23

7. On page 22 you state that you suspended your E-commerce business in March of 2014 due to continuous losses. Based upon your disclosures herein and under cost of revenues,

it appears that the E-commerce business was significant to your operations in all periods presented. We note; however, that you do not discuss revenue from other sources. Please revise to quantify the revenue generated by each line of business and discuss any known trends or uncertainties related to the businesses you intend to continue pursuing.

Security Ownership of Certain Beneficial Owner and Management, page 35

8. Please revise your disclosure to explain in greater detail the common stock ownership percentages of NowNews Digital Media Technology Co. Ltd. We note that before the Share Exchange with Worldwide Media Investments Corp., Mr. Chen owned 85% and GIA Investments Corp. owned 15% of the common stock of Worldwide Media. The Share Exchange Agreement filed as Exhibit 10.1 however lists several hundred other shareholders, in addition to GIA Investments and the stock beneficially controlled by Mr. Chen. Please explain in detail how Mr. Chen's ownership decreased from 85% before the exchange to approximately 28% after the exchange.

Certain Relationships and Related Transactions, and Director Independence, page 39

9. Please provide greater detail regarding the relationship between NowNews Digital Media Technology and Chunghwa Wideband Best Network Co. Ltd. We note that Chunghwa Wideband is one of your "top three customers," provides R&D personnel and facilities, and that directors and officers of NowNews Digital Media Technology overlap with Chunghwa Wideband.

Exhibit 99.1

Worldwide Media Investments Corp. and Subsidiaries

Consolidated Statements of Cash Flows

10. Please revise to begin the statement of cash flows with net income. Refer to ASC 230-10-45-28 and revise in future filings.

Exhibit 99.2

11. Please update the interim financial statements by including the most recently completed quarterly period prior to the date of the reverse recapitalization, the quarter ended September 30, 2014.

Exhibit 99.3

Pro Forma Financial Statements

12.   Please update the pro forma financial statements by including the registrant's financial information for the most recent fiscal year ended October 31, 2014, as presented in your Form 10-K filed November 13, 2014. Please also update Worldwide Media's financial information for the quarter ended September 30, 2014, the most recently completed period before the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Law Clerk, at (202) 551-3778, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director